NEWS RELEASE

ELD No. 10-03

TSX: ELD  NYSE: EGO  ASX:EAU

January 28, 2010

Eldorado Gold Updates Mineral Resources and Reserves

Proven and Probable increased over 95% - Measured and Indicated increased by 80%

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide an update of the Company’s Mineral Resources and Mineral Reserves as of December 31, 2009.

Measured and Indicated Resources have increased by approximately 80%, with 21% of this growth due to exploration success at the Kisladag and Efemcukuru projects.  The remainder of the increase is due to the acquisition of Sino Gold Mining Limited (“Sino Gold”) in December 2009, which added the Jinfeng mine, White Mountain mine, Eastern Dragon, and Beyinhar projects to the Company’s assets.

Proven and Probable Reserves have increased by approximately 95%, with 32% coming from increases at Kisladag mine, Efemcukuru mine project, and Perama Hill project.

The largest increase came at Kisladag mine with an additional 1.3 million ounces added to the 2008 reserves. A 20,000 diamond drill program is planned for 2010 to further test the extents of the ore body.

Table 1: Eldorado Gold Mineral Reserves and Resources

GOLD	Mineral Reserves				Mineral Resources		
Project	Tonnes (x1000)	Grade Au g/t	In-situ Gold ounces (x1000)		Tonnes (x1000)	Grade Au g/t	In-situ Gold ounces (x1000)
Jinfeng							
Proven	13,200	5.10	2,171	*Measured*	18,000	4.80	2,750
Probable	6,100	5.40	1,061	*Indicated*	11,000	4.47	1,580
Proven+Probable	19,300	5.20	3,232	*M+I*	29,000	4.65	4,330
				Inferred	5,400	3.91	674
White Mountain							
Proven	4,300	3.60	500	*Measured*	6,700	3.10	673
Probable	2,300	4.00	290	*Indicated*	4,000	3.10	405
Proven+Probable	6,600	3.70	790	*M+I*	10,700	3.10	1,079
				Inferred	1,600	2.10	109
Eastern Dragon							
Proven	700	9.80	206	*Measured*	600	11.20	220
Probable	1,300	7.60	321	*Indicated*	1,600	7.20	361
Proven+Probable	2,000	8.40	527	*M+I*	2,200	8.30	581
				Inferred	1,200	5.00	196
Beyinhar							
Proven	7,100	0.83	191	*Measured*	7,800	0.82	205
Probable	20,700	0.55	367	*Indicated*	53,900	0.49	848
Proven+Probable	27,800	0.62	558	*M+I*	61,700	0.53	1,053
				Inferred	7,500	0.75	182
Total Gold							
Proven	102,688	2.06	6,811	*Measured*	127,341	1.96	8,009
Probable	191,141	1.35	8,294	*Indicated*	415,030	1.00	13,285
Proven+Probable	293,829	1.59	15,105	*M+I*	542,371	1.22	21,295
				Inferred	211,280	0.79	5,364

“We are very pleased with these significant increases to the Company’s resources and reserves. The oldest mine in Eldorado’s current portfolio was commissioned in 2006, which we believe gives us excellent potential for brownfield discoveries in the future.  That fact, plus a renewed focus on exploration under Dr. Peter Lewis our VP, Exploration bodes well for the future”, commented Paul Wright, President and CEO.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Notes on Mineral Resources and Reserves:

1)

Mineral reserves and mineral resources for Kisladag, Efemcukuru, Tanjianshan and Perama projects are as of December 31, 2009.

2)

Mineral reserves and mineral resources for Jinfeng, White Mountain, Eastern Dragon and Beyinhar are the 2009 JORC-compliant Sino Gold estimates which are as of December 31, 2008.  No re-estimates have yet been done by Eldorado Gold, nor have the existing estimates been depleted to 2009 production.  In 2009 Jinfeng milled 1,505 Kt at 4.11 g/t Au and White Mountain milled 358 Kt at 3.81 g/t Au.

3)

The existing competent or qualified persons for the 2009 JORC-compliant reserves and resources for Jinfeng, White Mountain, Eastern Dragon and Beyinhar projects are referenced below.

4)

Mineral reserves are included in the mineral resources.

5)

The estimation of mineral reserves and mineral resources is a subjective process where the accuracy of any such estimates are a function of the quantity and quality of available data and the assumptions made and judgments used in engineering and geological interpretation. The assumptions and judgements used in such a process may differ between parties. As such, there is no assurance that if the Sino Gold mineral reserve and mineral resource estimates were prepared by Eldorado that the estimates would be the same.  Eldorado intends to review the methodology used in preparing the mineral reserve and mineral resource estimates for the Sino Gold properties and update as appropriate.  Accordingly, there is no assurance that the mineral reserve and mineral resource estimates for the Sino Gold properties will not change.

Mineral Reserve Notes:

1)

Gold price used was $825/oz for the Kisladag, Efemcukuru, Perama and Tanjianshan reserves, $750/oz for Jinfeng and White Mountain reserves, and $650/oz for Eastern Dragon and Beyinhar reserves.

2)

Cut-off grades (gold g/t):   Kisladag:  0.35 g/t oxide, 0.50 g/t sulphide;  Efemcukuru: 4.0 g/t;  Perama:  1.0 g/t;  Tanjianshan:  1.3 g/t JLG oxide, 1.64 g/t JLG sulphide; Jinfeng:  1.5 g/t open pit, 2.9 g/t underground;  White Mountain:  2.0 g/t;  Eastern Dragon:  1.5 g/t open pit, 2.5 underground;  Beyinhar: 0.28 g/t oxide, 0.66 g/t sulphide.

3)

Qualified Persons:
Richard Miller, P.Eng. and Manager, Mining for the Company is responsible for the Kisladag, Tanjianshan and Perama reserves; Scott Cowie, B.Eng., MAusIMM, Senior Mining Engineer of Wardrop Engineering is responsible for the Efemcukuru reserves; John Chen, Ph.D., MAusIMM, Manager, Mining for Sino Gold is responsible for the Jinfeng underground, White Mountain and Eastern Dragon reserves; Weifeng Li, MAusIMM, principle mining consultant for West Swan Pty Ltd is responsible for the Jinfeng open pit reserves. Steve Craig, MAusIMM, consultant mining engineer with Orelogy is responsible for the Beyinhar reserves. Roberto Costa, principal of Roberto Costa Engenharia Ltda, is responsible for the Vila Nova iron reserves.

Mineral Resource Notes:

1)

Cut-off grades (gold g/t):   Kisladag:  0.3 g/t;  Efemcukuru: 3.0 g/t;  Perama:  1.0 g/t;  Jinfeng:  1.0 g/t open pit, 2.0 g/t underground; Tanjianshan:  1.0 g/t; White Mountain:  1.0 g/t;  Eastern Dragon:  1.0 g/t;  Beyinhar: 0.2 g/t oxide, 0.5 g/t sulphide.

2)

Qualified Persons:
Stephen Juras, Ph.D., P.Geo. and Director, Technical Services for the Company is responsible for the Kisladag, Efemcukuru, Perama and Tanjianshan gold resources, and the Vila Nova iron resources. Yumin Qiu, Ph.D., MAIG, Exploration Manager for Sino Gold is responsible for the Jinfeng, White Mountain, Eastern Dragon and Beyinhar resources.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2009 and technical reports filed under the Company’s name at www.sedar.com.

Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions applicable under National Instrument 43-101.  There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Eldorado’s CDIs trade on the Australian Security Exchange (ASX: EAU). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, VP Investor Relations

                                    Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

                                    1188, 550 Burrard Street

Fax: 604.687.4026

                                     Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

                                     Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com